[Debevoise & Plimpton LLP]

October 30, 2006

Max A. Webb, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Idearc Inc.

Registration Statement on Form 10, File No. 1-32939

Dear Mr. Webb:

This letter sets forth the responses of Idearc Inc. (the “Company”) to the comments of Daniel H. Morris of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as conveyed telephonically to Xavier Grappotte on October 27, 2006, relating to Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 1-32939) (the “Registration Statement”) of the Company filed with the Commission on October 26, 2006. The oral comments of the Staff are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, together with exhibits to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 5, as well as three copies of a blacklined version of Amendment No. 5, marked to show changes from Amendment No. 4 filed on October 26, 2006. Page references in the responses below are to the blacklined version of Amendment No. 5.

Max A. Webb, Esq.	2	October 30, 2006

1.	The Staff did not have any comment on the disclosure regarding the Company’s proposed Long-Term Incentive Plan, which was provided supplementally to the Staff on October 27, 2006, and the Staff requested that the Company includes such disclosure in the next filing of the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 5 to include the description of the Company’s proposed Long-Term Incentive Plan.

2.	The Staff requested that the Company file as exhibits to the Registration Statement its Amended and Restated Certificate of Incorporation and its Amended and Restated By-Laws, as adopted by the Company.

In response to the Staff’s comment, the Company has filed its Amended and Restated Certificate of Incorporation and its Amended and Restated By-Laws, as adopted, as Exhibits 3.1 and 3.2 of Amendment No. 5, respectively.

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If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

Enclosures